

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Xiaoming Li
Chief Executive Officer
Meta Data Ltd
Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong

Re: Meta Data Ltd
Annual Report on Form 20-F for the Fiscal Year Ended August 31, 2022
Filed December 30, 2022
File No. 001-38430

Dear Xiaoming Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu